UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Debt Conversion Agreements

On March 19, 2025, MKDWELL Tech Inc., a British Virgin Islands company (the “Company”), entered into three separate debt conversion agreements (the “Debt Conversion Agreements”) with three creditors of the Company, being Mr. Ming-Chia Huang, a director and the chief executive officer of the Company, Ms. Ya-Hui Wu, the spouse of Mr. Huang, and AWinner Limited, which is controlled by Mr. Chung-Yi Sun, a director of the Company, to convert such debts owed into equity of the Company. Among these, (i) an amount of $823,100 owed to Mr. Ming-Chia Huang will be converted into 8,231,000 new ordinary shares of the Company, which will be redesignated into 8,231,000 new Class A preferred shares subject to approval by shareholders of the Company by an ordinary resolution; (ii) an amount of $550,000 owed to Ms. Ya-Hui Wu will be converted into 5,500,000 new ordinary shares of the Company; and (iii) an amount of $1,110,000 owed to AWinner Limited will be converted into 11,100,000 new ordinary shares of the Company.

The shares to be issued have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and were offered pursuant to the exemption provided in Rule 903 of Regulation S under the Securities Act of the Securities Act because all of the investors were non-U.S. Persons.

The foregoing description of the Debt Conversion Agreements is not complete and is qualified in its entirety by reference to the text of such document, which are attached as Exhibit 4.1, 4.2 and 4.3 hereto and which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Debt Conversion Agreement dated March 19, 2025 with Ming-Chia Huang
4.2	Debt Conversion Agreement dated March 19, 2025 with Ya-Hui Wu
4.3	Debt Conversion Agreement dated March 19, 2025 with AWinner Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	March 20, 2025